SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 26 August 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis completes 77% majority ownership of Alcon adding new growth platform in eye care to its leading healthcare portfolio

•                  Alcon strategically complements Novartis’ portfolio, adding a world class, dynamic eye care business to its Pharmaceutical, Generics, Vaccines and Diagnostics and Consumer Health Divisions

•                  Majority ownership provides opportunities for collaboration and greater value creation with Alcon fully consolidated in Novartis financial reports

Basel, August 26, 2010 — Novartis announced today that it has completed its purchase of Alcon stock from Nestlé resulting in 77% ownership of Alcon. This has been achieved by completing the acquisition of the remaining 52% of Alcon shares owned by Nestlé for a total of USD 28.3 billion.

Alcon strategically complements Novartis’ business portfolio, adding a world class growth platform in eye care to its Pharmaceutical, Generics, Vaccines and Diagnostics and Consumer Health Divisions, building an even stronger leadership position in healthcare. Alcon is the world’s largest and most profitable eye care company with 2009 annual sales of USD 6.5 billion, operating income of USD 2.3 billion and net income of USD 2.0 billion.

The eye care sector offers further growth opportunities underpinned by the increasing unmet needs of emerging markets and an aging population. The Alcon and Novartis eye care portfolios address a broad range of these unmet needs. The companies have complementary pharmaceutical portfolios for diseases in the front and back areas of the eye as well as strong global brands in lens care. Alcon is a global leader in ophthalmic surgical products while Novartis has a broad contact lens portfolio and advanced technologies.

“We are delighted to become majority owners of Alcon. Together, both companies can achieve their strategic priorities to deliver against patient needs through innovative and differentiated products” said Joseph Jimenez, CEO of Novartis.

“I believe that Alcon will benefit from having a majority owner that is a global leader in health care,” said Kevin Buehler, President and CEO of Alcon. “With this change, Alcon and Novartis can seek out opportunities to create greater value through arm’s-length agreements that leverage our combined strengths and capabilities.”

With the achievement of the 77% majority ownership, Novartis and Alcon will be able to create greater value together for all stakeholders through collaborations that would benefit both companies. These could include opportunities with Lucentis®, for example, utilizing the companies’ complementary field forces around the potential launch of Lucentis for Diabetic Macular Edema. In addition, joint sourcing and procurement programs could leverage the combined purchasing volume of both companies. Other opportunities include optimization of lens care manufacturing and research collaborations. All collaborations between the companies would be within the framework of arm’s length transactions.

These value creating opportunities between the two companies could generate approximately USD 200 million of potential annual pre-tax cost synergies.

As announced on January 4, 2010, Novartis has proposed to simplify Alcon’s ownership structure by offering to acquire the remaining 23% held by minority shareholders. To attain full ownership, a direct merger of Alcon into Novartis AG is proposed under the Swiss Merger Act at a fixed exchange ratio of 2.8 Novartis shares for each remaining Alcon share. In arriving at this proposal, Novartis considered a number of factors, including an assessment of the fundamental value of Alcon, and the unaffected Alcon share price as adjusted for speculation regarding the intentions of Novartis.

Achievement of 77% majority ownership of Alcon

Novartis and Nestlé entered into an agreement in April 2008 for the sale of Nestlé’s 77% majority stake in Alcon to Novartis in two steps. The total cost to Novartis for the 77% majority stake of Alcon is USD 38.7 billion (USD 168 per share). In July 2008, Novartis acquired in a first step a 25% stake in Alcon for USD 10.4 billion and the additional 52% stake has been acquired for USD 28.3 billion.

Divestments required from regulatory decisions vary by market and had 2009 sales of approximately USD 100 million.

Financial impact of Alcon majority ownership to Novartis

The overall purchase price of USD 38.7 billion includes certain adjustments for dividends and interest until closing. The transaction for 77% ownership, including the initial 25% stake purchased in mid-2008, was funded with USD 17.0 billion of available cash, and USD 13.5 billion from bonds raised in March 2010 as well as in 2008 and 2009, with the remaining USD 8.2 billion financed with US commercial paper issued in 2010. The all-in external financing costs are currently 2.5% per year.

With the 77% majority ownership Alcon will be fully consolidated in the Novartis financial reporting. Based on the limited access to Alcon the following accounting implications are estimates and will be finalized for the Novartis 2010 year-end reporting. However, preliminary assessments show that the initial 25% stake in Alcon needs to be revalued to its deemed fair value resulting in an approximately USD 200 million gain in 2010. The preliminary estimate of the additional pre-tax amortization of intangible assets is approximately USD 2.1 billion per year, with an estimate for the balance of the four months of 2010 being USD 400 million including inventory step-up. One-time costs to achieve the USD 200 million annual synergies are expected to be approximately USD 140 million incurred over the next three years. Other items to be charged in 2010 total approximately USD 140 million, which include transaction expenses and other charges.

The acquisition of 77% majority ownership of Alcon is expected to be broadly neutral to reported earnings per share in 2010 and 2011, but show for the same period low single digit and high single digit accretion to core earnings per share. On a fully synergized basis earnings per share accretion in 2011 is around low double digit.

Note to investors

Novartis has scheduled a conference call for members of the financial community to discuss this announcement on August 26, 2010, at 14:00 Central European Time. Additional information on this transaction may be accessed by visiting the Novartis website at www.novartis.com.

Disclaimer

The foregoing release contains certain forward-looking statements relating to the Group’s business, which can be identified by terminology such as “growth platform,” “strategically,” “opportunities,” “can,” “strategic priorities,” “will,” “would,” “could,” “potential,” “proposal,” “estimates,” “expected,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings or earnings per share of the Novartis Group or any of its divisions or business units; or regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential merger with Alcon, or regarding potential synergies, strategic benefits or opportunities expected to result from the acquisition of 77% of Alcon or from the proposed merger with Alcon; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results, or that the Novartis Group will achieve any of its strategic priorities. Nor can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Neither can there be any guarantee that the proposed merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities expected to result from the acquisition of 77% of Alcon or from the proposed merger with Alcon, or that Novartis will be able to realize them in the expected time. In particular, management’s expectations could be affected by, among other things, unexpected clinical trial or other product development results, including additional analyses of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; disruption from the merger making it more difficult to maintain business and operational relationships, and relationships with key employees; the Group’s ability to accurately predict future market conditions; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, litigation seeking to prevent the merger from taking place, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the ongoing government debt crisis and the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

# # #

Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

For Novartis multimedia content, please visit www.thenewsmarket.com/Novartis
For questions about the site or required registration, please contact: journalisthelp@thenewsmarket.com.

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: 26 August 2010	By:	MALCOLM B. CHEETHAM

Name: Malcolm B. Cheetham
Title: Head Group Financial
Reporting and Accounting